FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.	Date of Material Change
June 11, 2018

3.	News Release
The news release was disseminated on June 11, 2018 through Canada Newswire.

4.	Summary of Material Change
On June 11, 2018 Ballard Power Systems Inc. (“Ballard”) entered into a 3.5-year extension to its current Technology Solutions contract with AUDI AG (“AUDI”), part of the Volkswagen Group, extending the HyMotion program to August 2022. The aggregate value of the contract extension is expected to be C$80 – 130 million (US$62 – 100 million). The program will support Audi through its small series production launch.

5.1	Full Description of Material Change
On June 11, 2018 Ballard entered into a 3.5-year extension to its current Technology Solutions contract with AUDI extending the HyMotion program to August 2022. The aggregate value of the Technology Development Agreement entered into by Ballard and AUDI (the “TDA 3”) is expected to be C$80 – 130 million (US$62 – 100 million). The program will support Audi through its small series production launch.
The HyMotion program encompasses automotive fuel cell stack development as well as system design support activities. Ballard is focused on the design and manufacture of world-leading, next-generation fuel cell stacks for use in AUDI’s demonstration car program. Ballard engineers are leading critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with certain testing and integration work.
Pursuant to TDA 3 Ballard grants AUDI the right to order work packages from Ballard pursuant to the TDA 3 related to the development of an automotive fuel cell stack. Further, Ballard agrees to provide training necessary for AUDI to exploit deliverables arising from work packages.
Ballard also agrees to assign its rights in the intellectual property developed from the work done under the TDA 3. Ballard also grants AUDI a research license and commercial license to certain Ballard intellectual property, subject in the case of the commercial license to determination of the royalty.
For further details, the Technology Development Agreement has been filed by Ballard with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

5.2	Disclosure for Restructuring Transactions
Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.

7.	Omitted Information
Not applicable.

8.	Executive Officer
Tony Guglielmin, Chief Financial Officer
Telephone: (604) 454-0900
tony.guglielmin@ballard.com

9.	Date of Report
June 21, 2018

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